UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission File No: 001-35797

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ZOETIS SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Zoetis Inc.
10 Sylvan Way
Parsippany, NJ 07054

REQUIRED INFORMATION:
Items 1 through 3: Not required; see Item 4 below.
Item 4. Financial Statements and Exhibits.

a)	Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2016 and 2015
Notes to Financial Statements
Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016

b)	Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

ZOETIS SAVINGS PLAN
Index

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2016 and 2015	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016	10

Signature	11

Exhibits:

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	14

Report of Independent Registered Public Accounting Firm

To the Savings Plan Committee
Zoetis Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Zoetis Savings Plan as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years ended December 31, 2016 and 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years ended December 31, 2016 and 2015, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016, is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/ KPMG LLP
Short Hills, New Jersey
June 29, 2017

ZOETIS SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31,
(thousands of dollars)	2016	2015
Assets:
Investments at fair value	$867,090	$813,414
Receivables:
Notes receivable from participants	11,921	12,236
Employer contributions	22,441	25,198
Total receivables	34,362	37,434
Net assets available for benefits	$901,452	$850,848

See accompanying notes to financial statements.

ZOETIS SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
(thousands of dollars)	2016	2015
Additions to net assets attributed to:
Investment income:
Net appreciation/(depreciation) in investments	$46,988	$(21,097)
Dividend income	22,328	29,036
Investment income/(loss) on participant-directed funds	964	(357)
Total investment income	70,280	7,582
Interest income on notes receivable from participants	608	594
Less: Investment management fees	(100)	(99)
Net investment and interest income	70,788	8,077
Contributions:
Employer	37,783	42,161
Participant	38,632	43,167
Rollovers	5,915	8,817
Total contributions	82,330	94,145
Total additions, net	153,118	102,222
Deductions from net assets attributed to:
Benefits and withdrawals paid to participants	(102,514)	(102,007)
Net increase in assets available for benefits	50,604	215
Net assets available for benefits:
Beginning of period	850,848	850,633
End of period	$901,452	$850,848

See accompanying notes to financial statements.

Zoetis Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

1.	Plan Description
The Zoetis Savings Plan (the Plan) is a defined contribution retirement plan. Participation in the Plan is open to eligible employees of Zoetis Inc. (the Plan Sponsor or the Company) or an affiliate which has, with the consent of the Plan Sponsor, adopted the Plan (Participating Employers) and who are included within a group or class designated by the Plan Sponsor as set forth in the Plan document.
The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Internal Revenue Code of 1986, as amended (the Code). The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary responsibility requirements, as well as the minimum standards for participation and vesting. As a defined contribution plan, the Plan is not, however, subject to ERISA’s minimum funding standards. Additionally, benefits under the Plan are not eligible for termination insurance provided by the Pension Benefit Guaranty Corporation.
The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for more detailed and complete information.
Plan Administration
The Plan is administered by the Zoetis Savings Plan Committee, which was appointed by the Chief Human Resources Officer of Zoetis pursuant to a delegation of authority by the Zoetis Board of Directors. The investment fiduciary function is also governed by the Zoetis Savings Plan Committee. Bank of America Merrill Lynch was appointed as the Plan’s recordkeeper and trustee and is a party-in-interest to the Plan.
Administrative Costs
In general, the Plan or the Plan Sponsor and Plan participants both share in the costs and expenses of administering the Plan. Plan participants are assessed a recordkeeping fee deducted quarterly from their Plan account. All other administrative fees and expenses are paid for by the Plan or the Plan Sponsor.
Eligibility
Generally, all U.S.-based employees of the Company, except (1) certain employees who are covered by a collective bargaining agreement and have not negotiated to participate in the Plan, (2) certain employees who are employed by a unit not designated for participation in the Plan, or (3) certain employees who are otherwise eligible for another Company-sponsored savings plan, are eligible to enroll in the Plan on their date of hire.
Newly eligible participants who do not affirmatively enroll in the Plan within 30 days of hire or transfer into eligible employment are automatically enrolled at a 5% pre-tax contribution rate. Contributions are invested in the Plan’s default investment fund option, which is generally the Vanguard Target Retirement Fund, based on the participant’s retirement eligibility date.
Contributions
Participants may elect to make contributions of up to 30% of eligible compensation on a pre-tax basis and up to 30% of eligible compensation on a Roth 401(k) or after-tax basis. Total contributions may not be greater than 60% of eligible compensation and are subject to certain restrictions under the Code. For all participants, contributions of up to 5% of eligible compensation are matched 100% by the Company. Participant contributions in excess of 5% are not matched.
The Plan Sponsor may, in its sole discretion, also make a profit sharing contribution of 0% to 8% of each participant’s eligible compensation, as defined by the Plan. Participants are eligible to receive a profit-sharing contribution if they are employed on the last day of the Plan year or die, become disabled (while an employee) or terminate employment after attaining age 55 during the Plan year. In March 2017, the Company funded the profit sharing for plan year 2016 in the amount of approximately $18.3 million. In March 2016, the Company funded the profit sharing for plan year 2015 in the amount of approximately $21.1 million.
Participant Accounts and Vesting
Each participant's account is credited with the participant's contributions, the Company's matching and profit sharing contributions, and the participant's respective share of Plan earnings and is charged with the participant's withdrawals and distributions, and the participant's respective share of Plan losses. Participants are immediately vested in the full value of their account (i.e., participant's and Company's matching contributions) other than the profit sharing contribution.

Zoetis Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

All participants will vest in the Company’s profit sharing contribution as follows:

Years of Service	Percentage Vested*

Under 1 year	—%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%
*Special Vesting Rules for Former Pfizer Employees: Prior service with Pfizer for employees employed by Zoetis on June 24, 2013, will be included for purposes of vesting in the profit sharing contribution.
Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. Forfeitures used to reduce future Company contributions were $0.1 million for the year ended December 31, 2016, and $0.3 million for the year ended December 31, 2015. Forfeited nonvested accounts available to reduce future employer contributions totaled approximately $0.4 million at December 31, 2016, and approximately $0.1 million at December 31, 2015.
Rollovers into Plan
Participants may elect to roll over one or more account balances from qualified plans.
Investment Options
Participants can elect to invest amounts credited to their account in any of the investment funds offered by the Plan and transfer amounts between these funds at any time during the year.
Each participant in the Plan elects to have his or her contributions invested in any one or combination of investment funds in the Plan.
Contributions made by participants may subsequently be invested into a self-directed brokerage account.
The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.
Notes Receivable from Participants
Plan participants are permitted to borrow against their account balances. The minimum amount a participant may borrow is $1,000 and the maximum amount is the lesser of 50% of the account balance reduced by any current outstanding loan balance, or $50,000, reduced by the highest outstanding loan balance in the preceding 12 months.
Under the terms of the Plan, loans must be repaid pursuant to a fixed payment schedule within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within ten years. However, certain primary residence loans existed prior to June 20, 2013, and may have longer repayment terms as they were processed under the rules of the prior plan. The interest rate on all loans is based on the prime rate plus 2% at date of loan issuance. At December 31, 2016, interest rates on outstanding loans ranged from 4.25% to 8.75% with maturities ranging from 2017 to 2034. At December 31, 2015, interest rates on outstanding loans ranged from 4.25% to 8.75% with maturities ranging from 2016 to 2034.
Interest paid by the participant is credited to the participant's account. Interest income from notes receivable from participants is recorded by the trustee as earned in the participant funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.
In the event of termination, participants will have 90 days to repay the loan before the loan is considered taxable to the participant. An additional 10% penalty tax may also apply.

Zoetis Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

Benefit Payments
Upon separation from service, retirement or disability, a participant whose account balance is greater than $1,000 is entitled to receive the full value of the account balance or defer payment to a later date, subject to receiving minimum required distributions starting at age 70½. A participant whose account balance is $1,000 or less will receive his or her account balance upon termination. In the event of a participant's death, a spouse beneficiary generally may elect a lump sum payment or defer payment until a later date, but not beyond the year in which the participant would have reached age 70½. A non-spouse beneficiary generally may defer payment until December 31 of the year following the date of the participant's death.
In-Service Withdrawals
Participants in the Plan may make in-service or hardship withdrawals from their account balances subject to the provisions of the Plan.
Plan Termination
The Plan Sponsor expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue it in whole or in part at any time by action of the Plan Sponsor's Board of Directors or its authorized designee. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.
2.    Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of increases and decreases to net assets during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation
The Plan’s investments are stated at fair value. Units of the Zoetis Stock Fund are valued based on the combined quoted market prices of the underlying shares of Zoetis common stock and a cash equivalent component. Shares of registered investment companies and common/collective trust funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Self-directed brokerage accounts consist primarily of money market funds, common stocks and mutual funds, which are valued at quoted market prices, and are considered one general type of investment. See Note 4. Fair Value Measurements for additional information regarding the fair value of the Plan’s investments.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance, plus any accrued interest. Delinquent notes receivable are classified as distributions based on the terms of the Plan document.
Risks and Uncertainties
Investment securities, including Zoetis common stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
Investment Transactions
Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Zoetis Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

Net Appreciation/(Depreciation) in Investments
The Plan presents, in the statements of changes in net assets available for benefits, the net appreciation/ (depreciation) in the value of its investments which consists of the realized gains and losses and the unrealized gains and losses on those investments. Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold). Unrealized gains and losses on investments represent the change in the difference between the cost of the investments and their fair value at the end of the year.
Benefit Payments
Benefits are recorded when paid.
3.    Tax Status
The Plan uses a prototype non-standardized Plan document, sponsored by the Trustee (prototype sponsor), who received a favorable determination letter from the Internal Revenue Service (IRS), dated March 31, 2014, which states that the prototype Plan document satisfies the applicable provisions of the Internal Revenue Code. The prototype Plan has not been materially modified so that the Company is entitled to rely on the prototype sponsor’s determination letter for the prototype Plan. The determination letter provided to the Company by the prototype sponsor indicates that the form of the Plan is acceptable under section 401 of the Internal Revenue Code for use by employers for the benefit of their employees. The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.
U.S. GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
4.    Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements: Level 1, meaning the use of quoted prices for identical instruments in active markets; Level 2, meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3, meaning the use of unobservable inputs. See Note 2. Summary of Significant Accounting Policies: Investment Valuation for information regarding the methods used to determine the fair value of the Plan’s investments.

Zoetis Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

Investments measured at fair value are summarized below:

	Investments at Fair Value as of December 31, 2016
(thousands of dollars)	Level 1	Level 2	Level 3	Total
Zoetis Stock Fund	$77,251	$—	$—	$77,251
Mutual funds	575,892	—	—	575,892
Common/collective trust funds	198,931	—	—	198,931
Money market funds	144	—	—	144
Self-directed brokerage funds	14,872	—	—	14,872
Total investments at fair value	$867,090	$—	$—	$867,090

	Investments at Fair Value as of December 31, 2015
(thousands of dollars)	Level 1	Level 2	Level 3	Total
Zoetis Stock Fund	$73,695	$—	$—	$73,695
Mutual funds	644,074	—	—	644,074
Common/collective trust funds	78,846	—	—	78,846
Money market funds	1,016	—	—	1,016
Self-directed brokerage funds	15,783	—	—	15,783
Total investments at fair value	$813,414	$—	$—	$813,414
5.    Related‑Party Transactions
Certain Plan investments held by the Plan at December 31, 2016 and 2015, were units of the T. Rowe Price Stable Value Common Trust Fund and were managed by Bank of America Merrill Lynch. Bank of America Merrill Lynch serves as the trustee of the Plan, and therefore, transactions involving these investments are considered party-in-interest transactions.
The Plan invests in shares of the Company. The Company is the Plan sponsor, and therefore, these transactions qualify as party-in-interest transactions. At December 31, 2016 and 2015, the Plan held Zoetis common stock valued at $77.3 million and $73.7 million, respectively. For the period ended December 31, 2016, the Plan purchased Zoetis common stock with a fair value of approximately $9.0 million and sold Zoetis common stock with a fair value of approximately $12.4 million. For the period ended December 31, 2015, the Plan purchased Zoetis common stock with a fair value of approximately $18.2 million and sold Zoetis common stock with a fair value of approximately $13.5 million.
At December 31, 2016 and 2015, the Plan had notes receivable from participants of approximately $11.9 million and $12.2 million, respectively. These transactions are considered parties-in-interest transactions.
6.     Reconciliation of Financial Statements to Form 5500
The Form 5500 requires Plan investments to be reported at fair value. Therefore, adjustments from fair value to contract value for certain fixed income fund investments represent a reconciling item. The Form 5500 also requires participant loans to be recorded as investments, while U.S. GAAP requires participant loans to be recorded as notes receivable from participants.
The following is a reconciliation of net (depreciation)/appreciation in investments per the financial statements to the Form 5500.

	December 31,
(thousands of dollars)	2016	2015
Net appreciation/(depreciation) in investments per the financial statements	$46,988	$(21,097)
Adjustment of fixed income fund investments from contract value to fair value at beginning of year	—	(822)
Net appreciation/(depreciation) in investments per Form 5500	$46,988	$(21,919)

Zoetis Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

7.     Subsequent Events
In connection with the preparation of the financial statements, the Plan administrator has evaluated subsequent events after December 31, 2016, through June 29, 2017, the date of financial statement issuance, and concluded that no additional disclosures or recordable transactions were required.

ZOETIS SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2016

(thousands of dollars)
(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of investment	(c) Rate of Interest	(c) Maturity Date	(c) Number of Shares or Units	(d) Cost	(e) Current Value
	BIF Money Funds	Money Market			—	$144	$144
	Clearbridge Mid-Cap Core Fund	Mutual Fund			934,143	29,516	32,480
	Dodge & Cox International Stock Fund	Mutual Fund			1,331,801	51,874	50,742
	Invesco Diversified Div CL R5	Mutual Fund			2,730,407	47,010	52,697
	MFS Mass Investors Growth Stock R4	Mutual Fund			2,642,799	58,521	61,366
	Oppenheimer Developing Markets	Mutual Fund			309,158	10,427	9,884
	Prudential Jennison Mid-Cap Z	Mutual Fund			1,025,872	38,917	36,101
	T. Rowe Price Small-Cap	Mutual Fund			821,822	34,390	36,924
	JP Morgan Core Bond Fund CL R5	Mutual Fund			3,052,298	35,676	35,010
	Vanguard Target Retirement 2015	Mutual Fund			584,957	8,780	8,488
	Vanguard Target Retirement 2020	Mutual Fund			1,796,472	48,743	50,768
	Vanguard Target Retirement 2025	Mutual Fund			1,740,054	28,246	28,450
	Vanguard Target Retirement 2030	Mutual Fund			2,015,470	55,667	58,852
	Vanguard Target Retirement 2035	Mutual Fund			1,585,761	27,750	28,131
	Vanguard Target Retirement 2040	Mutual Fund			1,389,914	39,620	41,989
	Vanguard Target Retirement 2045	Mutual Fund			809,596	14,758	15,293
	Vanguard Target Retirement 2050	Mutual Fund			261,419	7,548	7,945
	Vanguard Target Retirement 2055	Mutual Fund			109,384	3,433	3,600
	Vanguard Target Retirement 2060	Mutual Fund			46,431	1,278	1,348
	Vanguard Target Retirement Income	Mutual Fund			1,235,308	15,494	15,824
	Participant-Directed Brokerage Acct				**	**	14,872
*	T. Rowe Price Stable Value Common Trust Fund	Common/Collective Trust			73,472,036	73,472	73,472
	BlackRock Tips Class K	Common/Collective Trust			879,048	11,519	11,955
	BlackRock Equity Index FD CL M	Common/Collective Trust			5,259,420	93,104	93,104
	BlackRock Russell 2000 FD M	Common/Collective Trust			1,154,733	20,400	20,400
*	Zoetis Stock Fund	Common stock fund			4,514,964	50,217	77,251
	Total assets held for investment purposes						867,090
*	Notes Receivable from Participants	Interest rates: 4.25% to 8.75%; maturity dates: 2017-2034			_	_	11,921
	TOTAL						$879,011

*	Party-in-interest
**	Costs not required for participant-directed investments

See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

Zoetis Savings Plan
(Name of Plan)

June 29, 2017	By:	/S/ STEVE BATTAGLIA
Steve Battaglia
Member, Zoetis Savings Plan Committee